UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2026

Robert Larsen
Chief Financial Officer
Titan Machinery Inc.
644 East Beaton Drive
West Fargo, ND 58078-2648

**Re: Titan Machinery Inc.
Form 10-K for Fiscal Year Ended January 31, 2025
File No. 1-33866**

Dear Robert Larsen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2025

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Goodwill, page 39

1. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting units are at risk of failing the quantitative impairment test or that the fair value is substantially in excess of carrying value and is not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

• the percentage by which fair value exceeded carrying value at the date of the most recent test;

• a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

• a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services